

Mail Stop 3720

July 18, 2008

Paul Soltoff
Chief Executive Officer
Sendtec, Inc.
877 Executive Center Drive West
Suite 300
St. Petersburg, Florida 33702

> **Re: Sendtec, Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 20, 2008**
> **File No. 333-151813**
>
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed on April 9, 2008**
> **File No. 000-51702**
>
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed on June 20, 2008**
> **File No. 000-51702**

Dear Mr. Soltoff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 137,106,083. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the registration statement must be amended to Form S-1, the offering price of the common stock must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters in the filing.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder, particularly in relation to the company's current public float;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the series B preferred stock and the convertible debentures upon conversion; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Prospectus Summary, page 1

2.   Under an appropriate subheading, disclose that the number of shares being registered represents __% of your shares currently outstanding and __% of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

3.   Disclose the total dollar value of the securities underlying the series B preferred stock and the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the recapitalization transaction).

Recent Developments, page 3

4.   Please disclose the details of the private placement of 10,036,670 shares of common stock on March 26, 2008, including a general description of the purchasers. We note from the disclosure in Item 2 of your Form 10-Q for the quarter ended March 31, 2008 that you relied upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933 for the issuance of shares in the Concurrent Offering. However, it is not clear how the Concurrent Offering was an exchange offering. Please tell us in your response letter how Section 3(a)(9) was appropriate for the Concurrent Offering.

5.   Please disclose all material terms of the series B preferred stock and convertible debentures overlying the shares being registered for resale. For example, describe the following:

   •   any anti-dilution and other terms of the series B preferred stock and convertible debentures that could result in an adjustment to the conversion/exercise price (including any provisions whereby the conversion/exercise price may be adjusted based on the market price of the company's stock);

   •   any optional and mandatory redemption/prepayment and conversion provisions; and

   •   any beneficial ownership limitations.

   These are just examples. Please expand your disclosure accordingly.

6.   We note that you have engaged the firms of Burnham Hill Partners as a financial advisor in connection with the recapitalization transaction, and Marotta Gund

Budd & Dzera, LLC as a restructuring consultant. Please expand your disclosure to discuss the scope and the material terms of these engagements.

7.   Please confirm that you are not registering for resale any shares underlying series B preferred stock and the convertible debentures that may be issued as liquidated damages. It is premature to register for resale the shares underlying such series B preferred stock and the convertible debentures prior to the issuance of the shares as liquidated damages.

Forward-Looking Statements, page 4

8.   The safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are not available for penny stock issuers. Please delete the reference to these sections.

Selling Stockholders, page 5

9.   Please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the recapitalization transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the recapitalization transaction (including interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total possible payments to all selling shareholders and any of their affiliates in the first year following the recapitalization transaction.

10.   Please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount for the securities underlying the series B preferred stock and the convertible debentures, presented in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities underlying the series B preferred stock and the convertible debentures on the date of the recapitalization transaction;

- the conversion price per share of the underlying securities on the date of the recapitalization transaction, calculated by using the price per share established in the series B preferred stock and the convertible debentures;

- the total possible shares underlying the series B preferred stock and the convertible debentures (assuming complete conversion of both the series B preferred stock and the convertible debentures);

- the combined market price of the total number of shares underlying the series B preferred stock and the convertible debentures, calculated by using the market price per share on the date of the recapitalization transaction and the total possible shares underlying the series B preferred stock and the convertible debentures;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the series B preferred stock and the convertible debentures calculated by using the conversion price on the date of the recapitalization transaction and the total possible number of shares the selling shareholders may receive; and

- the total possible discount, if any, to the market price as of the date of the recapitalization transaction, calculated by subtracting the total conversion price on the date of the recapitalization transaction from the combined market price of the total number of shares underlying the series B preferred stock and the convertible debentures on that date.

If there are provisions in the series B preferred stock and the convertible debentures that could result in further change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

11. If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

12. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

13. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the issuance of the series B preferred stock and the recapitalization transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

14.   Disclose whether – based on information obtained from the selling shareholders – any of the series B preferred stock or convertible debenture holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the recapitalization transaction and the filing of the registration statement (e.g., before or after the announcement of the recapitalization transaction, before the filing or after the filing of the registration statement, etc.).

15.   Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability to make all payments on the convertible debentures.

16.   Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the series B preferred stock and the convertible debentures; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the series B preferred stock and the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

17. Please revise to include a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

18. Tell us in your response letter whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus also should state, if true:

- that such seller purchased in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

19. Please revise to identify the natural person or persons having voting and/or dispositive powers over the shares held by non-natural entities, to the extent they are not widely-held.

Incorporation of Certain Documents by Reference

Form 10-KSB for the Year Ended December 31, 2007
Form 10-KSB/A for the Year Ended December 31, 2007

Part II

Item 7. Financial Statements
Financial Statements

Note 2 – Liquidity Financial Condition and Legal Matters, page F-5

20. Refer to your discussion of litigation with Cosmetique and Crystal Care International on pages F-8 and F-21 of the Form 10-KSB/A and page 6 of the Form 10-KSB. We note that you have filed complaints seeking collection of trade receivables with Cosmetique, a former major customer, and Crystal Care International for an aggregate of $2.7 million. We also note that your trade accounts receivable balance is $10.3 million as of December 31, 2007 with an allowance for doubtful accounts of $326,000. Tell us how you evaluated the collectibility of these receivables in light of the ongoing litigation. Discuss any credit issues for your two customers and their ability to pay the amounts due to you.

Part III

Item 13. Exhibits
Exhibits 31.1 and 31.2

21.   We note that your certifying individuals incorrectly omitted the introductory
        language in paragraph 4 and paragraph 4(b) referring to internal control over
        financial reporting from the certifications required by Exchange Act Rule 13a-
        14(a). Please file an amendment to the Form 10-KSB that includes new,
        corrected certifications.

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for
the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration
of the effective date of the pending registration statement, it should furnish a letter, at
the time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking
        any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3310, if you have any questions regarding comments on the financial statements and related matters. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

c: Michael Taylor, Esq
   Holland & Knight LLP
   Via facsimile: (561) 650-8399